Exhibit 4.73

January 31, 2008

BY PERSONAL DELIVERY

Mr. Jerry Ormiston

28 Eagle Road

Toronto, Ontario  M8Z 4H5

Re: Employment Agreement

Dear Jerry:

Further to our recent discussions, we hereby confirm that your employment agreement with DRAXIS Health Inc. dated May 15, 2001 and amended March 26, 2004 (the “Employment Agreement”) is hereby amended as follows:

•                  By deleting Section 3 and replacing it with the following Section 3:

You will be entitled to participate in all benefit plans which the DRAXIS Group shall, from time to time make available to its executive employees, subject to applicable eligibility rules thereof.  The benefits currently offered are:

•                  major medical

•                  drug

•                  dental

•                  group life

•                  short and long term disability

•                  accidental death and dismemberment

You will also be entitled to an amount of up to 5% of your Base Salary, which exact percentage shall be determined from year to year in lieu of participation in DRAXIS’ Retirement Savings Program. (the “DRSP Amount”).

•                  By deleting Section 17(c) and replacing it with the following Section 17(c):

(c)                                  Termination by DRAXIS Without Cause and Without Notice

DRAXIS may terminate this Agreement and your employment hereunder, in its sole discretion, Without Notice and Without Cause, effective immediately upon the date you are advised of the termination (the “Date of Termination”)

DRAXIS HEALTH  INC. / SANTÉ DRAXIS INC.

16751 Route Trans Canada Highway, Kirkland, Québec, Canada H9H 4J4  Tel: (514) 694-8220 Fax: (514) 694-8201